Registration Statement Nos. 333-155535,
333-151397-02
Filed Pursuant to Rule 433

JPMorgan Chase 270 Park Avenue, New York, NY 10017-2070 NYSE symbol: JPM www.jpmorganchase.com
Release : IMMEDIATE

JPMorgan Chase & Co. Announces Benchmark Change to

BearLinx Alerian MLP Select Index ETN

New York, May 5, 2009 –  JPMorgan Chase & Co. today announced that it has been informed that the Alerian MLP Select Index, which is the index underlying the BearLinx Alerian MLP Select Index ETN, will be discontinued by Alerian Capital Management effective May 15, 2009.  Pursuant to the terms of the ETN, J.P. Morgan Securities Inc., as calculation agent, has determined that effective May 15, 2009 the Alerian MLP Index will be substituted for the Alerian MLP Select Index for all purposes under the ETNs, including, but not limited to, determining the payment of any coupons as well as any amounts due at maturity or upon early redemption.  As of May 4, 2009, the Alerian MLP Index had the same index components as the Alerian MLP Select Index.

JPMorgan Chase & Co.’s other MLP linked ETN, the JPMorgan Alerian MLP Index ETN, remains unchanged and continues to be linked to the Alerian MLP Index.  This ETN launched in April 2009 and is listed on the NYSE ARCA under ticker symbol “AMJ”.

The Alerian MLP Index measures the composite performance of energy-oriented MLPs.  MLPs are master limited partnerships primarily engaged in the exploration, marketing, mining, processing, production, refining, storage or transportation of any mineral or natural resource.

About JPMorgan Chase & Co.

JPMorgan Chase & Co. (NYSE: JPM) is a leading global financial services firm with assets of $2.1 trillion and operations in more than 60 countries. The firm is a leader in investment banking, financial services for consumers, small business and commercial banking, financial transaction processing, asset management and private equity. A component of the Dow Jones Industrial

Media contact: Tasha Pelio, 212-270-7441, tasha.pelio@jpmorgan.com

J.P. Morgan Chase & Co.
News Release

Average, JPMorgan Chase & Co. serves millions of consumers in the United States and many of the world’s most prominent corporate, institutional and government clients under its J.P. Morgan, Chase, and WaMu brands. Information about JPMorgan Chase & Co. is available at www.jpmorganchase.com.

Investment suitability must be determined individually for each investor, and the ETNs may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice.

Investors should consult with their own advisors as to these matters.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus which contains a product supplement and pricing supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates.

Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering.

You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorganChase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement, and the pricing supplement if you so request by calling toll-free 800-576-3529.

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